LEGAL PROCEEDINGS  EX-99.77E

Securities  and  Exchange  Commission   Examination  and  Liquidation  Basis  of
Accounting

Pursuant to an examination of the Fund by the Securities and Exchange Commission
(SEC), the SEC has issued a letter to the Fund identifying various asserted deficiencies and violations of rules and regulations. The Fund has responded to the SEC and does not believe that the outcome of this matter will have a material impact on the Fund's financial condition or operations beyond the liquidation of its assets. However, the ultimate outcome of this matter is not determinable at this time.

During 2003, the Board of Directors determined after being advised by legal council that the Company was administratively dissolved, as a result of its failure to file its corporate report and pay annual fees as required by C.R.S 7-114-201. The effective date of the administrative dissolution was July 1, 2000. As a result of that administrative dissolution, the corporate existence of the Company continued but the corporation was not lawfully able to carry on business except such business as is appropriate to wind up and liquidate its business and affairs in accordance with applicable law. The Company has been engaged in such process of converting all of its assets to cash for the purpose of doing a liquidating distribution to its shareholders. The actions are appropriate and authorized under applicable law notwithstanding the Companys administrative dissolution. The Board of Directors believes the Company has complied with all laws and regulations relating to becoming administratively dissolved, however, if there were violations unknown to the Board of Directors, the impact, if any, on the accompanying financial statements cannot be determined at this time.